Exhibibt 99.1

Li Auto Inc. Announces Results of Annual General Meeting

May 31, 2025

BEIJING, China, May 31, 2025 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced that each of the proposed resolutions submitted for shareholder approval (the “Proposed Resolutions”) as set forth in the notice of annual general meeting dated April 23, 2025 (the “AGM Notice”) has been adopted at its annual general meeting of shareholders held in Beijing, China today.

After the adoption of the Proposed Resolutions, all corporate authorizations and actions contemplated thereunder are approved, including, among other things, that (i) Mr. Xiang Li, Mr. Zheng Fan and Prof. Xing Xiao are re-elected as directors of the Company and (ii) the directors of the Company are granted a general mandate to issue, allot, and deal with additional Class A ordinary shares or equivalents and a general mandate to repurchase the Company’s own shares, respectively, on the terms and in the periods as set out in the AGM Notice.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家,创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer in successfully commercializing extended-range electric vehicles in China. While firmly advancing along this technological route, it builds platforms for battery electric vehicles in parallel. The Company leverages technology to create value for users. It concentrates its in-house development efforts on proprietary range extension systems, innovative electric vehicle technologies, and smart vehicle solutions. The Company started volume production in November 2019. Its current model lineup includes Li MEGA, a high-tech flagship family MPV, Li L9, a six-seat flagship family SUV, Li L8, a six-seat premium family SUV, Li L7, a five-seat flagship family SUV, and Li L6, a five-seat premium family SUV. The Company will continue to expand its product lineup to target a broader user base.

For more information, please visit: https://ir.lixiang.com.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

Christensen Advisory

Roger Hu

Tel: +86-10-5900-1548

Email: Li@christensencomms.com